March 19, 2013

Peggy Kim
Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maxcom Telecomunicaciones, S.A.B. de C.V.

Schedule 14D-9

Filed March 5, 2013

File No.: 5-83794

Dear Ms. Kim:

This letter is being furnished on behalf of Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation (sociedad anónima bursátil de capital variable) (the “Company”), in response to the comments raised in your letter dated March 8, 2013 from you to Gerald T. Nowak of Kirkland & Ellis LLP, with respect to the Company’s Schedule 14D-9 (the “Schedule”). The responses below correspond to the numbers of those comments (which are reproduced in italics below). The Company’s responses are as follows:

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3
Change of Control Agreements, page 3

1.	We note that Mr. Cejudo may receive a payment in the amount of his aggregate monthly salary multiplied by nine, and an additional payment of the same amount. Please revise to quantify Mr. Cejudo's aggregate monthly salary multiplied by nine. Similarly, please revise to quantify Mr. Nagamatsu's aggregate monthly salary multiplied by three and his current annual base salary.

Response:

In response to the Staff’s comments, the Company has revised the Schedule to quantify such amounts.

Peggy Kim

March 19, 2013

Item 4. The Solicitation or Recommendation, page 8

2.	Please revise to specifically state whether the board is advising security holders to accept or reject the tender offer, or is not making a recommendation. If the board is not making a recommendation, state whether the board is expressing no opinion and is remaining neutral or is unable to take a position with respect to the tender offer. Refer to Item 1012(a) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the Schedule to more clearly specify the board’s position.

3.	We note your disclosure in the first paragraph that the board considered a number of factors in determining that the tender offer is fair to security holders. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, require that the reasons for the board's recommendation to accept or reject the tender offer or the reasons for the board's inability to take a position be cited to explain the recommendation. Please revise to disclose the reasons for the board's recommendation to accept or reject the tender offer.

Response:

In response to the Staff’s comment, the Company has revised the Schedule to further explain the reasons for the board’s recommendation.

4.	Refer to the second bullet point on page 10. Please revise to further explain why the board believed that ps. 2.90 per CDO was the highest consideration that could be obtained.

Response:

In response to the Staff’s comment, the Company has revised the Schedule to provide further explanation of the board’s belief.

Peggy Kim

March 19, 2013

5.	Please advise us as to what consideration was given to summarizing the valuation analysis of HSBC Securities, given that it appears to be a reason for recommending the offer. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Response:

Prior to filing the Schedule 14D-9, consideration was given by the Company as to summarizing the analysis of HSBC Securities related to its opinion to the Company’s board of directors. The Company considered the fact that (i) the opinion of HSBC Securities to the Company’s board was only one of a number of factors (as indicated in the Schedule 14D-9) considered by the Company’s board, (ii) the opinion was attached in its entirety as an annex to the Schedule 14D-9, which opinion sets forth the assumptions made, matters considered and limitations on the review undertaken by HSBC Securities, (iii) the financial analysis of HSBC Securities was not referenced as a factor considered by the Company’s board, (iv) the determination of the Company’s board as to the Offers was made considering the totality of the information and factors indicated in the Schedule 14D-9 and (v) under Mexican law, the Company is not required to disclose to its shareholders, among other things, any financial opinion or related analysis and the specific line items of Schedule 14D-9 do not require a summary of financial advisor opinions or related analyses (as compared to the express requirements of Item 1015 of Regulation M-A).

After a review of the Schedule 14D-9 as a whole, the Company concluded that further disclosure in the Schedule 14D-9 with respect to the analysis of HSBC Securities was not necessary to make the statements required to be made in the Schedule 14D-9, in light of the circumstances under which they were made, not materially misleading as required by Item 1011(c) of Regulation M-A.

6.	We note that in the second paragraph on page 11, the disclosure reads: "our Chairman of the Board and the Chief Executive Officer will hold the securities owned by them." Please revise to state whether or not any executive officer, director, or affiliate of the issuer intends to tender securities in the offer. Refer to Item 1012(c) of Regulation M-A. In this regard, we note that Mr. Gliksberg beneficially owns the shares held by Nexus-Maxcom, which entered into an Agreement to Tender.

Response:

In response to the Staff’s comment, the Company has revised the Schedule to indicate whether directors and executive officers intend to tender in the offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 11

7.	Please revise to quantify the amount to be paid to HSBC Securities. See Item 1009(a) of Regulation M-A

Response:

The Company notes for the Staff that HSBC Securities was not employed, retained or compensated to make solicitations or recommendations to the Company’s shareholders. Nonetheless, the Schedule 14D-9 included disclosure with respect to the engagement of HSBC Securities, which the Company believes reflects the material terms of such engagement. However, in light of the Staff’s comment, the disclosure appearing under Item 5 of the Schedule 14D-9 has been revised to quantify the amount payable to HSBC Securities.

Peggy Kim

March 19, 2013

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Paul Zier of Kirkland & Ellis LLP at 312-862-2180.

Very truly yours,

/s/ Gonzalo Alarcon, General Counsel